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                                                               EXHIBIT 99.(d)(5)

                  --------------------------------------------

                       NORWOOD PROMOTIONAL PRODUCTS, INC.
                        106 EAST SIXTH STREET, SUITE 300
                                AUSTIN, TX 78701


                          NOTICE DATED OCTOBER 20, 1998
                  --------------------------------------------


TO OUR SHAREHOLDERS:

         This Notice to Shareholders is being delivered in connection with the proposed merger ("Merger") between Norwood Promotional Products, Inc. (the "Company") and a wholly-owned subsidiary of FPK, LLC ("LLC"), a limited liability company formed by Frank P. Krasovec ("Krasovec"), the Company's Chairman and Chief Executive Officer, which was described in the Company's Proxy Materials dated July 22, 1998. Except as expressly set forth herein, this Notice is qualified in its entirety by the information contained in the Proxy Materials. Unless otherwise set forth herein, all capitalized terms used herein shall have the respective meanings ascribed to them in the Proxy Materials.

         This Notice to Shareholders is for your information, and no action is required of shareholders at this time in connection with the Merger. PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE TIME OF THE MERGER, YOU WILL BE SENT INSTRUCTIONS REGARDING THE PROCEDURES TO EXCHANGE YOUR EXISTING CERTIFICATES EVIDENCING COMMON STOCK OF THE COMPANY FOR THE MERGER CONSIDERATION.

Recent Developments

         The Company's shareholders approved and adopted the agreement and plan of merger (the "Merger Agreement") between the Company and LLC at a special meeting of shareholders held on August 19, 1998. Under the Merger Agreement, a wholly-owned subsidiary of LLC ("Newco") will merge with and into the Company. At the effective time of the merger, each share of the Company's common stock (other than shares retained by members of the Buyout Group) will be converted into $20.70 in cash. The Merger will become effective approximately one business day after the satisfaction or waiver of the remaining conditions to the Merger set forth in the Merger Agreement, including the consummation of the financing for the transaction. At the special shareholders meeting, shareholders also adopted amendments to the Company's articles of incorporation changing the par value of its common stock from no par to $0.01 per share and authorizing the Board of Directors of the Company to establish and issue one or more series of preferred stock.

         In late August 1998, the investment bankers for LLC advised it that due to a change in high yield debt market conditions, the placement of $100 million principal amount of senior subordinated notes could not be effected at such time. The senior subordinated notes constituted a portion of the financing which was a condition to the Merger Agreement.

         In September 1998, in order to fund the Merger, Liberty Capital Partners, Inc. (together with its affiliates and advisory clients, "Liberty") delivered a letter of intent to LLC to provide $37 million in subordinated debt, $20


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million in preferred stock and $3 million in common stock, and Merrill Lynch &
Co. and NationsBank, N.A. delivered a commitment letter to LLC to provide a $25 million revolving credit facility and $75 million in term credit facilities. This financing replaces the financing which had been previously arranged for the Merger. The financing is subject to, among other things, completion of due diligence and the negotiation of satisfactory documentation. In order to provide LLC with sufficient time to complete the financing, the Company agreed to extend the date after which it may terminate the Merger Agreement without cause to October 31, 1998.

         As a result of the new financing, the expected sources and uses of funds to consummate the Merger previously described in the Company's Proxy Statement dated July 22, 1998 has changed. The Company expects the sources and uses to be as follows:

Estimated Fees and Expenses; Sources of Funds

         Estimated fees and expenses incurred or to be incurred by the Company, LLC, Newco and the members of the Buyout Group in connection with the Merger Agreement and the transactions contemplated thereby are approximately as follows:

         Payment of Merger Consideration(1)............................................................ $88,900,000
         Financial advisory fees, financing commitment fees and expenses(2)............................   7,100,000
         Legal fees and expenses(3)....................................................................   1,550,000
         Accounting and appraisal fees and expenses....................................................     150,000
         SEC filing fees...............................................................................      16,800
         Printing and mailing expenses.................................................................      75,000
         Paying Agent fees and expenses ...............................................................       1,500
         Miscellaneous expenses .......................................................................     106,700
                                                                                                        -----------
                        TOTAL.......................................................................... $97,900,000

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(1)      Includes payment for all outstanding shares of Common Stock other than those retained by members of the Buyout Group.

(2) Includes the fees and estimated expenses of J.C. Bradford, Merrill Lynch, Allen & Company Incorporated, Ares and Liberty.

(3) Includes the estimated fees and expenses of legal counsel for the Special Committee, for the Company, for J.C. Bradford, for Krasovec and the members of the Buyout Group, for Merrill Lynch, for Ares and for Liberty.

         The total funds required to pay the Merger Consideration of $20.70 per share to all Public Shareholders, consummate the other transactions contemplated by the Merger, refinance certain of the Company's current indebtedness and pay all related fees, costs and expenses is estimated to be approximately $138.7 million, which amount will be obtained by means of certain equity contributions and borrowings as described below. Except as otherwise stated below, all of such equity contributions will become effective at the Effective Time, and all of such borrowings will become available immediately subsequent to the Effective Time upon satisfaction of the conditions in the loan documents. None of the equity contributions or borrowings will become effective or available if the Merger is not consummated for any reason. The terms of and the documentation for the intended borrowings have not yet been finalized and are still being negotiated. Accordingly, the description below of such borrowings is preliminary and not necessarily complete. In any event, the final documentation for such borrowings might contain terms and conditions that are more or less restrictive than currently contemplated.

         The total financing for the Merger and related costs and expenses, including $20.3 million in roll-over equity provided by members of the Buyout Group, will be approximately $159.0 million, of which


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approximately $88.9 million will be required to pay the Merger Consideration to the Public Shareholders, approximately $40.8 million will be incurred to refinance certain of the Company's current indebtedness, and approximately $9.0 million will be incurred to pay all expenses of the Company, LLC, Newco and the members of the Buyout Group in connection with the Merger and the transactions contemplated thereby. Such funds will be furnished from (i) the Equity
Financing of approximately $46.8 million, consisting of (A) approximately $20.3 million to be provided by the Buyout Group, (B) $3.5 million from the issuance of Common Stock to an Additional Common Shareholder, (C) $3 million from the issuance of Common Stock to Liberty and (D) $20 million from the issuance of Preferred Stock to Liberty, (ii) the $100 million Credit Facilities to be provided by Merrill Lynch, NationsBank and NMS, consisting of (A) a $75 million senior secured term loan which will be fully drawn at the Effective Time and
(B) a $25 million senior secured revolving credit facility, of which no more than approximately $0.2 million will be drawn at the Effective Time, and (iii) $37 million from the issuance to Liberty of subordinated debt at the Effective Time. The Company anticipates funding its working capital needs after the Merger from the senior secured revolving credit facility and from cash flow generated from operations.

         Equity Financing. At the Effective Time, the Equity Financing of approximately $46.8 million will consist of (A) approximately $20.3 to be provided by the Buyout Group, (B) $3.5 million from the issuance of Common Stock to an Additional common Shareholder, (C) $3.0 million from the issuance of Common Stock to Liberty and (D) $20 million from the issuance of Preferred Stock to Liberty, as described below:

                  Common Stock. Of the Equity Financing, (i) approximately $20.3 million will be provided by the members of the Buyout Group, by converting their Common Stock (valued at the Merger Consideration of $20.70 per share) into common stock of the Surviving Corporation, (ii) approximately $3.5 million will be provided through the issuance of new shares of common stock to an Additional Common Shareholder, and (iii) $3 million will be provided through the issuance of new shares of Common Stock to Liberty. An employee of Merrill Lynch is a member of a limited liability company that is anticipated to be an Additional Common Shareholder. Certain members of the Buyout Group may sell certain of their shares which they retain under the Merger Agreement immediately upon consummation of the Merger to Additional Common Shareholders, which shareholders may include members of the Buyout Group. Michael Linderman, the Company's former Executive Vice President-Corporate Development, is no longer a member of the Buyout Group.

                  Preferred Stock. At the Effective Time, the Surviving Corporation will issue to Liberty (i) 20,000 shares of the Surviving Corporation's Preferred Stock with a liquidation preference ("Liquidation Preference") of $1,000 per share and (ii) warrants to purchase shares of common stock, for $0.01 per share, representing 15% of the fully diluted common stock of the Surviving Corporation (the "Preferred Stock Warrants"). The Preferred Stock will have an annual dividend rate of 10% (the "Dividend Rate"), will have no voting rights, other than as required by law, and will be ranked senior in liquidation and payment of dividends to all other classes of capital stock of the Surviving Corporation, now outstanding or hereafter issued. For the first five years after issuance, dividends will be payable, at the Surviving Corporation's option, in additional shares of Preferred Stock or cash. Thereafter, dividends will be payable in cash. All dividends will accumulate and will be payable (whether in cash or Preferred Stock) quarterly, in arrears. Dividends will accumulate on all unpaid dividends at the applicable annual Dividend Rate.

         The Preferred Stock will be redeemable, in whole or in part, at the option of the Surviving Corporation at any time. The Preferred Stock will be required to be redeemed on the earlier of the tenth anniversary of the Effective Date, upon a change in control of the Company or upon a default. Under certain


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conditions, the Surviving Corporation will have the option to exchange the
Preferred Stock at any time for subordinated notes that will have substantially the same terms as the Preferred Stock.

         Credit Facilities. At the Effective Time, Merrill Lynch, NationsBank and certain other lenders (collectively, the "Lenders") will make available to the Surviving Corporation senior secured credit facilities in an aggregate principal amount of $100 million, such Credit Facilities comprising:

                  Term Loan Facilities. The Lenders will make available term loan facilities in an aggregate principal amount of $75 million (the "Term Loan Facilities") comprised of a $35 million Term Loan "A" Facility and a $40 million Term Loan "B" Facility. The Term Loan A Facility will mature on the fifth anniversary of the Effective Time. The Term Loan B Facility will mature on the sixth anniversary of the Effective Time. Amounts outstanding under the Term Loan Facilities will amortize, beginning with the last business day of the first full fiscal quarter after the Effective Time, on a quarterly basis during each year as set forth below:


Fiscal   Term Loan A     Term Loan B
 Year      Amount          Amount
------   -----------     -----------
1999     $ 3,000,000     $   400,000

2000       6,000,000         400,000

2001       8,000,000         400,000

2002       8,500,000         400,000

2003       9,500,000         400,000

2004              --     $38,000,000
         -----------     -----------

         $35,000,000     $40,000,000
         ===========     ===========

         The Term Loan Facilities will be available solely on the Effective Time in a single draw. Amounts borrowed under the Term Loan Facilities that are repaid or prepaid may not be reborrowed. Borrowings under the Term Loan Facilities may be prepaid at any time in whole or in part at the option of the Surviving Corporation, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period). Voluntary prepayments under the Term Loan Facilities will be applied pro rata against the remaining scheduled amortization payments under the Term Loan A Facility and Term Loan B Facility.

                  Revolving Facility. The Lenders will make available a revolving credit facility in an aggregate principal amount of $25 million (the "Revolving Facility"). The Revolving Facility will mature on the fifth anniversary of the Effective Time (the "Revolving Facility Maturity Date"). The Revolving Facility will be available for working capital and general corporate purposes in the form of revolving loans and letters of credit ("Letters of Credit") on and after the Effective Time until 30 business days prior to the Revolving Facility Maturity Date. Amounts repaid under the Revolving Facility may be reborrowed to the extent of the commitments then in effect. At the Effective Time, not more than approximately $0.2 million shall be drawn under the Revolving Facility to consummate the Merger. The unutilized portion of the commitments under the Revolving Facility may be reduced and Revolving Loans may be repaid at any time, in each case, at


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the option of the Surviving Corporation, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period).

         The Credit Facilities will be secured by (i) a perfected first priority lien on, and pledge of, all the capital stock and intercompany debt of each of the direct and indirect subsidiaries of the Surviving Corporation existing at the Effective Time or thereafter created or acquired (except that to the extent that the pledge thereof would cause material adverse tax consequences, such pledge with respect to foreign subsidiaries shall be limited to 65% of the capital stock of "first tier" foreign subsidiaries), and (ii) a perfected first priority lien on, and security interest in, all of the tangible and intangible properties and assets (including all real property) of the Surviving Corporation and its direct and indirect domestic subsidiaries existing at the Effective Time or thereafter created or acquired, except for those properties and assets which the Syndication Agent shall determine in its sole discretion that the costs of obtaining such security interest are excessive in relation to the value of the security to be afforded thereby (it being understood that none of the foregoing shall be subject to any other liens or security interests, except for certain customary exceptions to be agreed upon) (all of such collateral, the "Collateral").

         The Surviving Corporation will be entitled to make borrowings at either LIBOR or ABR, plus (A) with respect to LIBOR Loans, (i) in the case of loans under the Revolving Facility, 2.75% per annum; (ii) in the case of loans under the Term Loan A Facility, 2.75% per annum and (iii) in the case of loans under the Term Loan B Facility, 3.25% per annum; and (B) with respect to ABR Loans,
(i) in the case of loans under the Revolving Facility, 1.75% per annum (ii) in the case of loans under the Term Loan A Facility, 1.50% per annum and (iii) in the case of loan under the Term Loan B Facility, 2.25% per annum. A pricing grid governing such rates showing stepups/stepdowns in such rates beginning 12 months after the Effective Time shall be negotiated based upon improved credit measures.

         The Credit Facilities will be subject to a 0.50% per annum commitment fee on the undrawn amount of the commitment, commencing at the Effective Time. The Company intends to repay all indebtedness and terminate all commitments to make extensions of credit under its existing $125 million credit facility arranged by Merrill Lynch (the "Old Credit Facility"). Other than as described herein, the Company has no present plans or arrangements to refinance or repay the Credit Facilities.

         Subordinated Debt. At the Effective Time, Liberty will arrange $37 million of the financing in the form of subordinated debt (the "Subordinated Debt"). The Subordinated Debt will (i) accrue interest at a rate of 12.5% per annum, payable quarterly, (ii) be pre-payable at any time without the payment of any premium or penalty, and (iii) be issued with detachable warrants (the "Subordinated Debt Warrants") to purchase shares of common stock, for $0.01 per share, representing 20% of the fully diluted common stock of the Surviving Corporation; provided that if the Subordinated Debt is repaid in full prior to the third anniversary of the Effective Time, 50% of the Subordinated Debt Warrants shall be canceled without consideration. Scheduled principal payments on the Subordinated Debt shall commence after the tenth anniversary of the Effective Time, or upon the first quarter after the Term Loan Facilities have been repaid in full.